FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of February

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       Form 40-F X

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date April 28, 2005 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

February 14, 2005

February 23, 2005

Press Release February 14, 2005
ÉLÉONORE PROJECT · ROBERTO CONTINUES TO YIELD GOOD RESULTS · ROBERTO EST BEST RESULT TO DATE: 19.64 g/t Au / 11 m

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce the new results of the current exploration program on its Éléonore property (100% Virginia), located in the Opinaca reservoir area, James Bay. Since the news release of December 13, 2004, eleven (11) additional holes (ELE-04-41 to ELE-04-51) have been drilled and complementary analysis results of previous holes were received.

ROBERTO ZONE
Many new holes were drilled to complete the pattern drilling in the south portion of the Roberto zone to a vertical depth of 250 m. These holes have confirmed the continuity of the Roberto zone and many good mineralized intersections were obtained, including 12.87 g/t Au over 11.0 m (ELE-04-44), 15.07 g/t Au over 7.0 m (ELE-05-50), 8.84 g/t Au over 5.0 m (ELE-04-43), and 14.57 g/t Au over 4.0 m (ELE-05-46). At times, the Roberto zone is partially to totally cut by sterile pegmatite intrusions, thus explaining thinner intersections of holes ELE-05-47 and ELE-05-48 and the absence of mineralisation in hole ELE-05-49. This phenomenon was previously observed in hole ELE-04-29 but subsequent drilling had demonstrated the prolongation of the mineralisation under this hole. Pegmatites form sub-horizontal injections of metric to decametric thickness but seem to have only a local influence on the mineralisation.

Three (3) holes have also tested at depth the north extension of the Roberto zone. These holes all have intersected the mineralized zones and results from holes 35 and 41 in particular are considered very significant as they prove for the first time the presence of the Roberto zone to the north of section 31+00N, suggesting that the zone could open at depth towards the north.

Besides, hole ELE-05-51, testing the zone at level –250 m on section 30+00N, has intersected at this level a brittle fault that explains the absence of mineralisation at the expected depth. Analysis results are reported in the annexed table.

ZONE ROBERTO EST
Many holes have tested the south portion of the Roberto Est zone to a vertical depth of more than 225 m. These holes have cross cut many economic mineralized intersections. Best results are 19.62 g/t Au over 11.0 m (HW) and 22.02 g/t Au over 4.0 m (FW) in hole ELE-05-46, 5.48 g/t Au over 13.0 m (FW) in hole ELE-05-48 and 10.32 g/t Au over 2.35 m (FW) in hole ELE-04-43. The zone remains open towards the south and seems to plunge towards the north at depth.

Holes ELE-04-35, 40 and 41 have also proved the vertical continuity of the Roberto Est zone in its north portion to a depth of 200 m. Holes drilled in this sector have returned intersections of 3.87 g/t Au over 4.5 m (FW) in hole ELE-04-35, as well as 10.12 g/t Au over 6.25 m (HW) and 12.52 g/t Au over 5.0 m (FW) in hole ELE-04-41. The zone remains totally open towards the north and at depth.

Virginia is very much encouraged by these results, which significantly increase the known extensions of the Roberto and Roberto Est zones that remain open towards the north and the south and at depth. Besides, Virginia will soon mobilize a third drill to accelerate the evaluation at depth of the Roberto and Roberto Est zones. Drilling has now outlined a very fertile auriferous system over a distance of 300 m and to a depth of more than 250 m. Work is still in progress in order to increase the resources of the Roberto and Roberto Est zone and to discover new auriferous zones on the property.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. For every significant mineralized intersection, 10% of the samples (1 to 2 per intersection) are quarter split and the core is sent to a second certified laboratory. Furthermore, each pulp from the quarter split is returned to the first laboratory for a second gold analysis in order to cross check the analytical reproducibility.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $15 million, debt free, and with approximately 38 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca

Press Release February 23, 2005
IMPORTANT DEVELOPMENTS AT ÉLÉONORE : PROLONGATION OF THE ROBERTO ZONE TOWARD THE NORTH, SOUTH AND AT DEPTH

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce important developments concerning the exploration program currently in progress on its Éléonore property (100% Virginia), located in the Opinaca reservoir region, James Bay. Indeed, work performed over the ice has proved the north and south extensions of the Roberto zone under the lake while two deep holes have confirmed its continuity to a vertical depth of 350 m. In total, seven (7) new holes were drilled.

North Extension
The two holes testing the extension towards the north of the Roberto zone on line 32+00N have intersected the mineralized zone returning values of 15.39 g/t Au / 6.0 m (ELR-05-28) and 10.51 g/t Au / 5.50 m (ELE-05-56), to vertical depths of 70 and 105 m respectively. These new results prolong the Roberto zone over a distance of 75 m towards the north. The zone remains totally open towards the north, near the surface and at depth.

South Extension
Hole ELE-05-54 has tested the vertical extension of the Roberto zone on line 28+50N, which was known until now as the southern limit of the mineralization. This hole has yielded an impressive intersection grading 22.27 g/t Au/11.05 m, thus confirming the continuity of the Roberto zone beyond level –150 m. Furthermore hole ELE-05-57, located 100 m further to the south (line 27+50N) has intersected a mineralized zone grading 3.35 g/t Au/3.0 m to a vertical depth of 50 m. The mineralisation presents the typical aspect of the Roberto zone and clearly confirms the extension of the Roberto auriferous system towards the south. The zone is therefore totally open to the south.

Extension at Depth
The two (2) deepest holes drilled to date on the Roberto zone have confirmed its continuity to a vertical depth of 350 m, with intersections grading 6.91 g/t Au / 12.25 m, including 10.27 g/t Au / 5.0 m (ELE-05-55) and 6.94 g/t Au /6.0 m, including 10.32 g/t Au / 3.0 m (ELE-05-52). These results indicate that the mineralization continues far beyond level –300 m and that it remains totally open at depth.

These very significant results indicate that the Roberto zone is now followed over a minimal length of 450 m and to a minimal depth of 350 m thus confirming that the zone is open in all directions.

Roberto Est
The Roberto Est zone has also yielded excellent results at depth, particularly in holes ELE-05-53 and ELE-05-55, which have intersected 5.71 g/t Au / 25.0 m and 3.10 g/t Au / 20.35 m. These large mineralized intersections are positioned to a vertical depth of more than 250 m and suggest an important thickening of the Roberto Est zone at this level. The zone remains totally open at depth.

Virginia is very much encouraged by these new developments and will actively pursue its work with three drill rigs to accelerate the evaluation at depth of the Roberto and Roberto Est zones and their lateral extensions.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. For each significant mineralized intersection, 10% of the samples (1 to 2 per intersection) are quarter split and the core is sent to a second certified laboratory. Furthermore, each pulp from the quarter split is returned to the first laboratory for a second gold analysis in order to cross check the analytical reproducibility.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $15 million, debt free, and with approximately 38 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca